Exhibit 99.1

FOR IMMEDIATE RELEASE
August 23, 2016

Media Contact: Laura ZuHone	Investor Contact: Aaron Holt
VP, Director of Marketing	AVP, Shareholder Relations
217-258-0675	217-258-0463
lzuhone@firstmid.com	aholt@firstmid.com

Media Contact: P. David Kuhl	Investor Contact: Dee McDonald
President and CEO	EVP, Chief Financial Officer
618-656-6122	618-656-6122
dkuhl@fclb.com	dmcdonald@fclb.com

First Mid-Illinois Bancshares and First Clover Leaf Financial Announce Cash/Stock Election Deadline and Scheduled Closing Date for Pending Merger

MATTOON, Ill., August 23, 2016 - First Mid-Illinois Bancshares, Inc. (Nasdaq: FMBH) (“First Mid” or the “Company”) and First Clover Leaf Financial Corp. (Nasdaq: FCLC) (“First Clover Leaf”) announced today that the deadline for First Clover Leaf stockholders to elect the form of merger consideration they wish to receive in connection with the pending merger between First Mid and First Clover Leaf will be 5:00 p.m. central time on Wednesday, August 31, 2016 (the “Election Deadline”). The companies have scheduled September 8, 2016 as the closing date of the merger.

As previously announced, special meetings of the stockholders of both First Mid and First Clover Leaf are being held on August 31, 2016 for purposes of considering and voting on proposals to approve the merger. The closing of the merger is subject to approval of each of First Mid’s and First Clover Leaf’s respective stockholders and other customary closing conditions.

Pursuant to the merger agreement between First Mid and First Clover Leaf, each record holder of First Clover Leaf common stock may make one of the following elections, or a combination of the two, at or prior to the Election Deadline, regarding the type of merger consideration they wish to receive in exchange for shares of First Clover Leaf common stock:

-	a cash election to receive $12.87 in cash, without interest, for each share of First Clover Leaf common stock, subject to certain adjustments and proration; or

-	a stock election to receive 0.495 shares of First Mid common stock, subject to certain adjustments and proration.

Overall elections are subject to a proration so that 75% of the First Clover Leaf shares will be exchanged for First Mid stock and 25% for cash.

If a First Clover Leaf stockholder’s election is not timely and properly made, the shares of First Clover Leaf stock owned by such stockholder will be treated as “no election shares” and the stockholder will be deemed to have made an election for stock consideration.

The election form also serves as a letter of transmittal. First Clover Leaf stockholders who do not return their stock certificates with their election form prior to the Election Deadline will receive transmittal materials and instructions from the exchange agent after the merger is complete.

First Clover Leaf stockholders are encouraged to carefully follow the instructions in the election form and return a properly executed election form and their First Clover Leaf stock certificates, if any, to the exchange agent in order to receive the merger consideration. First Clover Leaf stock certificates submitted for exchange must be in a form that is acceptable for transfer. Neither First Mid nor its exchange agent will be under any obligation to notify any person of any defects in an election form.

Holders of First Clover Leaf common stock who cannot locate their stock certificates, should follow the instructions set forth in the election form for lost or stolen stock certificates. Holders of First Clover Leaf common stock who hold their shares in book-entry form should follow the instructions set forth in the election form with respect to shares of First Clover Leaf common stock held in book-entry form.

Following the closing of the merger, as soon as reasonably practicable after its receipt of properly completed and signed election forms and letters of transmittal and accompanying First Clover Leaf stock certificates, First Mid’s exchange agent will issue by book-entry transfer shares of First Mid common stock or cash representing the merger consideration, together with cash in lieu of fractional share interests. No interest will be paid on any cash payment.

Until the certificates representing First Clover Leaf common stock are surrendered for exchange, holders of such certificates will not receive the cash or stock consideration or dividends or distributions on the First Mid common stock into which such First Clover Leaf common stock have been converted. In no event will First Mid, the exchange agent, or any other person be liable to any former holder of shares of First Clover Leaf common stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar laws.

Any First Clover Leaf stockholder who holds their First Clover Leaf shares in “street name” through a bank, broker or other nominee should follow the instructions given by such bank, broker or other nominee for making an election with respect to those shares.

Holders of First Clover Leaf common stock, even if they make a valid election in accordance with the election procedures, will not know or be able to calculate until after the completion of the merger whether and to what extent they will be subject to the proration and adjustment procedures, and to what extent they will receive cash consideration and/or stock consideration in accordance with their election.

About First Mid-Illinois Bancshares, Inc.: First Mid-Illinois Bancshares, Inc. is the parent company of First Mid-Illinois Bank & Trust, N.A. (“First Mid Bank”), Mid-Illinois Data Services, Inc., and First Mid Insurance Group. First Mid’s mission is to fulfill the financial needs of its communities with exceptional personal service, professionalism and integrity, and deliver meaningful value and results for customers and stockholders. First Mid is recognized as a top-performing community bank, having earned a five-star Bauer Financial rating, named among top 100 community banks by S&P Global Market Intelligence, as well as being named Small Business Administration (SBA) 2015 Community Bank of the Year by the Illinois District Office.

First Mid was first chartered in 1865 and has since grown into a more than $2.1 billion community-focused organization that provides financial services through a network of 46 banking centers in 33 Illinois communities. First Mid’s talented team is comprised of over 500 men and women who take great pride in First Mid, their work and their ability to serve its customers. More information about First Mid is available on its website at www.firstmid.com. First Mid’s stock is traded in The NASDAQ Stock Market LLC under the ticker symbol “FMBH”.

About First Clover Leaf Financial Corp.: First Clover Leaf Financial Corp. is the bank holding company for First Clover Leaf Bank, National Association. First Clover Leaf Bank is headquartered in Edwardsville, Illinois, and devotes special attention to personal service and offers a full line of retail and commercial products. First Clover Leaf Bank is a strong advocate for community banking serving the Madison and St. Clair County market and surrounding communities.

First Clover Leaf Bank was first chartered in 1889 and has grown to more than $665 million as of June 30, 2016, operating six branch locations in Madison and St. Clair Counties in Illinois, along with one branch location in Clayton, Missouri. More information about First Clover Leaf is available on its website at www.firstcloverleafbank.com. First Clover Leaf’s stock is traded on the NASDAQ Capital Market and is traded under the ticker symbol “FCLF”.

Safe Harbor

This document may contain certain forward-looking statements, such as discussions of the Company’s and First Clover Leaf’s pricing and fee trends, credit quality and outlook, liquidity, new business results, expansion plans, anticipated expenses and planned schedules. The Company and First Clover Leaf intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1955. Forward-looking statements, which are based on certain assumptions and describe future plans, strategies and expectations of the Company and First Clover Leaf, are identified by use of the words “believe,” “expect,” “intend,” “anticipate,” “estimate,” “project,” or similar expressions. Actual results could differ materially from the results indicated by these statements because the realization of those results is subject to many risks and uncertainties, including, among other things, the possibility that any of the anticipated benefits of the proposed transactions between the Company and First Clover Leaf will not be realized or will not be realized within the expected time period; the risk that integration of the operations of First Clover Leaf with the Company will be materially delayed or will be more costly or difficult than expected; the inability to complete the proposed transactions due to the failure to obtain the required stockholder approvals; the failure to satisfy other conditions to completion of the proposed transactions; the failure of the proposed transactions to close for any other reason; the effect of the announcement of the transaction on customer relationships and operating results; the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; changes in interest rates; general economic conditions and those in the market areas of the Company and First Clover Leaf; legislative/regulatory changes; monetary and fiscal policies of the U.S. Government, including policies of the U.S. Treasury and the Federal Reserve Board; the quality or composition of the Company’s and First Clover Leaf’s loan or investment portfolios and the valuation of those investment portfolios; success in raising capital by the Company; demand for loan products; deposit flows; competition, demand for financial services in the market areas of the Company and First Clover Leaf; and accounting principles, policies and guidelines. Additional information concerning the Company and First Clover Leaf, including additional factors and risks that could materially affect the Company’s and First Clover Leaf’s financial results, are included in the Company’s and First Clover Leaf’s filings with the Securities and Exchange Commission, including their Annual Reports on Form 10-K. Forward-looking statements speak only as of the date they are made. Except as required under the federal securities laws or the rules and regulations of the Securities and Exchange Commission, we do not undertake any obligation to update or review any forward-looking information, whether as a result of new information, future events or otherwise.

Proxy Statement/Prospectus

This material is not a substitute for the proxy statement/prospectus that the Company and First Clover Leaf filed with the Securities and Exchange Commission on June 13, 2016, which, as amended, was declared effective on July 29, 2016. Investors in the Company or First Clover Leaf are urged to read the proxy statement/prospectus, which contains important information, including detailed risk factors. The proxy statement/prospectus and other documents which will be filed by the Company and First Clover Leaf with the Securities and Exchange Commission will be available free of charge at the Securities and Exchange Commission’s website, www.sec.gov, or by directing a request to First Mid-Illinois Bancshares, P.O. Box 499, Mattoon, IL 61938, Attention: Secretary; or to First Clover Leaf Financial Corp., P.O. Box 540, Edwardsville, IL 62025, Attention: Secretary. The definitive proxy statement/prospectus was first mailed to the stockholders of each of the Company and First Clover Leaf on or about August 2, 2016.
This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Proxy Solicitation

The Company and First Clover Leaf, and certain of their respective directors, executive officers and other members of management and employees are participants in the solicitation of proxies in connection with the proposed transactions. Information about the directors and executive officers of the Company is set forth in its proxy statement for its 2016 annual meeting of stockholders. Information about the directors and executive officers of First Clover Leaf is set forth in its Form 10-K/A filed with the Securities and Exchange Commission on April 28, 2016. Investors may obtain additional information regarding the interests of such participants in the proposed transactions by reading the definitive proxy statement/prospectus for such proposed transactions.